Back 2003-10-17, 14:15:58, EDT

03032970

Insider: Smith.D **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

SUPPL

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		203376	2003-10-15	10 - Acquisition or disposition in the public market	-1500	201876

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

RECEIVED
OCT 27 2003

dlw 10/30

Back 2003-10-17, 14:33:54, EDT

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4766542	2003-10-07	10 - Acquisition or disposition in the public market	200	4766742

Back 2003-10-17, 14:38:00, EDT

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4766542	2003-10-07	10 - Acquisition or disposition in the public market	200	4766742